UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Franklin Wireless Corp.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

355184102

(CUSIP Number)

ANDREWS KURTH LLP 450 Lexington Avenue, 15th Floor New York, New York 10017 Attn: David Hoyt (212) 850-2872

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS SHERMAN CAPITAL GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 305,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 305,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS STEVEN SHERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 305,000[1]
	8	SHARED VOTING POWER -0-[1]
	9	SOLE DISPOSITIVE POWER 305,000[1]
	10	SHARED DISPOSITIVE POWER -0-[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%[1]
14	TYPE OF REPORTING PERSON IN

[1]

The shares reported herein are held as of record by Sherman Capital Group LLC. Mr. Sherman, in his role as managing member of Sherman Capital Group LLC, exercises sole voting and dispositive power over the shares held in Sherman Capital Group LLC, and may be deemed to have beneficial ownership of such shares.

1	NAME OF REPORTING PERSONS KAREN SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 462,697
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 462,697
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 462,697
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS DAVID S. OROS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 456,005
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 456,005
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 456,005
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS LLOYD I. MILLER, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER 264,900
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER 264,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A3

The following constitutes Amendment No. 3 (the “Amendment No. 3”) to the statement on Schedule 13D filed by the undersigned, dated and filed August 4, 2011 (the “Statement”), relating to the shares (“Shares”) of common stock (the “Common Stock”) of Franklin Wireless Corp. (the “Company” or “Issuer”). The Company’s principal executive offices are located at 5440 Morehouse Drive, Suite 1000, San Diego, California 92121. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

SCG may be deemed to beneficially own 305,000 Shares, as follows:

The aggregate purchase price of the Shares owned by SCG is approximately $795,670.00. The Shares owned by SCG were purchased with funds from Mr. Sherman, the managing member of SCG.

Mr. Sherman may be deemed to beneficially own 305,000 Shares, as follows:1

The aggregate purchase price of the Shares owned by SCG is approximately $795,670.00. The Shares owned by Mr. Sherman were purchased with funds from Mr. Sherman.

Ms. Singer may be deemed to beneficially own 462,697 shares through the Trust, as follows:

Ms. Singer is the trustee of the Trust, which was created pursuant to a certain Trust Agreement, dated May 29, 1998. All of the Shares held by the Trust were purchased by funds generated and held by the Trust. The aggregate amount of funds used for the purchase of the Shares was approximately $984,576.00.

Mr. Oros may be deemed to beneficially own 456,005 Shares, as follows:

The aggregate purchase price of the Shares held by Mr. Oros is approximately $1,148,938.16. The Shares held by Mr. Oros were purchased with personal funds generated and held by Mr. Oros.

Mr. Miller may be deemed to beneficially own 314,900 Shares, as follows:

Mr. Miller is the manager of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust C (“Trust C”). Trust C was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983. Trust C was further reformed by Order of the Delaware Chancery Court dated December 23, 2010, pursuant to which Milfam LLC was appointed advisor to Trust C. All of the Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Shares purchased by Trust C was $563,429.00.

[1]	As noted in FN1, these Shares are held of record by SCG.

Mr. Miller is the co-member and co-manager of Milfam NG LLC (“Milfam NG”). All of the Shares Mr. Miller is deemed to beneficially own as the co-member and co-manager for Milfam NG were purchased with funds generated and held by Milfam NG. The aggregate purchase price for the Shares Mr. Miller is deemed to beneficially own as co-member and co-manager of Milfam NG was $80,800.00.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

As set forth in the original Statement, in accordance with that certain Joint Filing and Action Agreement (the “Original Joint Agreement”), dated as of August 4, 2011, among the Trust, Mr. Oros and SCG (filed as Exhibit 99.1 to the Statement), the Trust, Mr. Oros and SCG formed a “group” for the purposes of (i) delivering a letter (the “August 4 Letter”), dated as of August 4, 2011 (filed as Exhibit 99.2 to the Statement) to the Issuer’s Board of Directors seeking improved corporate governance and public disclosure and regular communications with stockholders, including forward looking information, (ii) if the Issuer failed to respond to the Group’s satisfaction, taking certain steps as the Group deemed necessary and appropriate, including, without limitation, nominating, and voting in favor of, two persons designated by the Group for election to the Issuer’s Board of Directors at a meeting of stockholders of the Issuer, (iii) engaging in discussions with the Board of Directors and management of the Issuer, and (iv) taking other actions for the purpose of influencing the corporate governance of the Issuer.

As set forth in Amendment No. 1 to the original Statement, on November 15, 2011, the Trust, Mr. Oros, SCG, Milfam NG and Trust C (the “Group”) entered into that certain Amended and Restated Joint Filing and Action Agreement (the “Amended Joint Agreement”) (filed as Exhibit 99.3 to Amendment No. 1 to the Statement), for the purposes of (i) adding Milfam NG and Trust C to the Group, and (ii) delivering a letter (the “November 16 Letter), dated as of November 16, 2011 (filed as Exhibit 99.4 to Amendment No. 1 to the Statement) to the Issuer’s Board of Directors (the “Board”) noting, among other things, (A) the Group’s dissatisfaction with the Issuer’s financial and operating results and stock performance, (B) the Group’s belief that the Issuer’s proxy (the “Proxy”), dated November 14, 2011, setting a shareholder meeting on December 22, 2011 and a record date of October 14, 2011 appeared to the Group to be designed to entrench management and disenfranchise shareholders, (C) the Group’s belief that the proposal in the Proxy to ratify an increase in authorized shares to the Issuer’s 2009 stock option plan that the Issuer previously announced (the “Option Plan Amendment”) was approved by shareholders indicated that the Company made misleading statements in a prior SEC filing announcing such purported approval, (D) the Group’s belief that the offer by the Issuer’s President, apparently on behalf of himself and other insiders, to sell their Shares in the Issuer to members of the Group and resign their positions with the Issuer clearly showed that the Issuer’s board of directors lacked confidence in their ability to manage the Issuer, and (E) the Group’s continued exploration of all actions available to them, including potentially proposing an alternative slate of directors than the slate of incumbent directors proposed by the Issuer in the Proxy.

As set forth in Amendment No. 2 to the original Statement, on December 14, 2011, consistent with the Group’s previously reported dissatisfaction with the Issuer’s performance and the actions taken by the Board and Issuer management, members of the Group filed a complaint (the “Complaint”) (filed as Exhibit 99.5 to Amendment No. 2 to the Statement) against the members of the Board and Issuer management (the “Defendants”) in Superior Court of the State of California for the County of San Diego alleging numerous breaches of fiduciary duty owed to the Issuer and its stockholders by the Defendants arising from, among other things, the matters described in the August 4 Letter and the November 16 Letter. The Complaint also seeks declaratory relief relating to the Defendant’s lack of compliance with applicable corporate law and the Issuer’s governing corporate documents, the invalidity of the Option Plan Amendment, and invalidity of the Proxy.

On March 2, 2012, the Group sent a letter to the Board (the “March 2 Letter”) (filed as Exhibit 99.6 to Amendment No. 3 to the Statement) noting that (i) following the filing of the Complaint, members of the Group have engaged in communications with the Board relating to the consensual appointment to the Board of a designee proposed by the Group, (ii) to date, those communications have not led to the appointment of such a designee director, and (iii) as a result, the Group continues to assess its options, including, but not limited to, proposing an alternate slate of directors at the Issuer’s next annual meeting of shareholders.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)

SCG beneficially owns 305,000 Shares of the Issuer comprising approximately 2.6% of the outstanding Shares of the Issuer (based on 11,882,971 Shares outstanding as reported in the Issuer’s Form 10-Q filed on February 14, 2012). Mr. Sherman, as the managing member of SCG, may be deemed to beneficially own the 305,00 Shares of the Issuer which are owned as of record by SCG, comprising approximately 2.6% of the outstanding Shares of the Issuer.

Ms. Singer, as trustee of the Trust, is the beneficial owner of 462,697 Shares of the Issuer, comprising approximately 3.9% of the outstanding Shares of the Issuer (based on 11,882,971 Shares outstanding as reported in the Issuer’s Form 10-Q filed on February 14, 2012).

Mr. Oros is the beneficial owner of 456,005 Shares of the Issuer, comprising approximately 3.8% of the outstanding Shares of the Issuer (based on 11,882,971 Shares outstanding as reported in the Issuer’s Form 10-Q filed on February 14, 2012).

Mr. Miller may be deemed to beneficially own 314,900 Shares, comprising approximately 2.7% of the outstanding Shares of the Issuer (based on 11,882,971 Shares outstanding as reported in the Issuer’s Form 10-Q filed on February 14, 2012). As of the date hereof, 50,000 of the Shares beneficially owned by Mr. Miller are owned of record by Trust C and 264,900 of the Shares beneficially owned by Mr. Miller are owned of record by Milfam NG.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares they do not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

(b)

Mr. Sherman has sole dispositive and voting power over the Shares of the Issuer owned by SCG as reported on this Statement.

Ms. Singer has sole dispositive and voting power over the Shares of the Issuer owned by the Trust as reported on this Statement.

Mr. Oros has sole dispositive and voting power over the Shares of the Issuer owned by Mr. Oros as reported on this Statement.

Mr. Miller has sole voting and dispositive power for the Shares of the Issuer owned by Trust C as reported on this Schedule 13D. Mr. Miller has shared voting and dispositive power for the Shares of the Issuer owned by Milfam NG as reported on this Statement.

(c) The following table details the transactions effected by the Reporting Persons since the filing of Amendment No. 2 to the Statement:

Singer Children’s Management Trust

Date of Transaction	Number of Shares Purchased	Price Per Share
December 28, 2011	1,000	$1.36
December 29, 2011	4,750	$1.36
February 17, 2012	1,100	$1.30

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Exhibits 99.1 and 99.3.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing and Action Agreement, dated August 4, 2011, by and among Sherman Capital Group LLC, Singer Children’s Management Trust and David S. Oros (filed as Exhibit 99.1 to the Statement on August 4, 2011)

99.2	Letter, dated August 4, 2011, by Sherman Capital Group LLC, Singer Children’s Management Trust and David S. Oros to the Board of Directors of the Issuer (filed as Exhibit 99.2 to the Statement on August 4, 2011)

99.3	Amended and Restated Joint Filing and Action Agreement, dated November 15, 2011, by and among Sherman Capital Group LLC, Singer Children’s Management Trust, David S. Oros and Milfam NG LLC and Lloyd I. Miller - Trust C (filed as Exhibit 99.3 to the Statement on November 17, 2011)

99.4	Letter, dated November 15, 2011, by Sherman Capital Group LLC, Singer Children’s Management Trust, David S. Oros, Milfam NG LLC and Lloyd I. Miller - Trust C to the Board of Directors of the Issuer (filed as Exhibit 99.4 to the Statement on November 17, 2011)

99.5	Complaint for Breach of Fiduciary Duty and Declaratory Relief, dated December 14, 2011, in Sherman Capital Group, LLC, et al. v. OC Kim, et al. (Ca. Super. Ct. 2011) (Case No. 37-2011-00102496-CU-BT-CTL) (filed as Exhibit 99.5 to the Statement on December 19, 2011)

99.6	Letter, dated March 2, 2012, by Sherman Capital Group LLC, Singer Children’s Management Trust, David S. Oros, Milfam NG LLC and Lloyd I. Miller - Trust C to the Board of Directors of the Issuer

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated March 5, 2012

SHERMAN CAPITAL GROUP LLC

By:	/s/ Steven Sherman
Name:	Steven Sherman
Title:	Managing Member

STEVEN SHERMAN

By:	/s/ Steven Sherman

KAREN SINGER

By:	/s/ Karen Singer

DAVID S. OROS

By:	/s/ David S. Oros

LLOYD I. MILLER, III

By:	/s/ Lloyd I. Miller, III